Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

The board (the “Board”) of directors (the “Directors”) of Li Auto Inc. (“Li Auto”, or the “Company”) is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These interim results have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee (the “Audit Committee”) of the Board. The unaudited condensed consolidated financial statements for the six months ended June 30, 2023 were reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity” and by the Audit Committee.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months
	Ended June 30,
	2022	2023	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues	18,294,657	47,439,780	159.3%
Gross profit	4,042,155	10,065,384	149.0%
(Loss)/Income from operations	(1,391,531)	2,031,073	N/A
(Loss)/Income before income tax expense	(625,907)	3,324,767	N/A
Net (loss)/income	(651,912)	3,243,935	N/A
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	344,260	3,129,619	N/A
Non-GAAP Financial Measures:
Non-GAAP (loss)/income from operations	(445,972)	2,928,743	N/A
Non-GAAP net income	293,647	4,141,605	N/A

Non-GAAP Financial Measures

The Company uses Non-GAAP financial measures, such as Non-GAAP income/loss from operations and Non-GAAP net income/loss, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income/loss or other consolidated statements of comprehensive income/loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and Non-GAAP results for the period indicated.

	For the Six Months
	Ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)
(Loss)/Income from operations	(1,391,531)	2,031,073
Share-based compensation expenses	945,559	897,670
Non-GAAP (loss)/income from operations	(445,972)	2,928,743

Net (loss)/income	(651,912)	3,243,935
Share-based compensation expenses	945,559	897,670
Non-GAAP net income	293,647	4,141,605

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2023, we delivered an exceptional operational and financial performance. By fortifying our business across research and development, supply chain, and manufacturing, as well as our direct sales, servicing, and charging networks, we continued to provide outstanding products and services for users that exceed their needs.

Our commitment to excellence is yielding positive results, as demonstrated by our Li L series models’ leadership in their respective categories, which has established Li Auto as a preferred premium automotive brand for Chinese families. Our total deliveries in the first half of 2023 increased by 130.3% year over year to 139,117 vehicles, and our total revenues reached RMB47.44 billion, representing a 159.3% year-over-year increase. We delivered a cumulative of 396,451 vehicles as of June 30, 2023.

Products

We continually add new models and trims to expand our product portfolio and enhance our product strength through OTA upgrades, striving to offer a broader selection of premium SUVs catering to diverse family groups.

On February 8, 2023, we officially launched Li L7, a five-seat flagship family SUV, in three trim levels, Air, Pro, and Max, and we added Li L8 Air to our model lineup. Supported by our self-developed all-wheel drive range extension system, each of the Li L7 trims, as well as Li L8 Air, boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Both Li L7 Air and Li L8 Air come standard with the Li AD Pro autonomous driving system, the SS Pro smart space system, and a continuous damping control system. Li L7 Pro and Li L7 Max employ Li Magic Carpet air suspension and are equipped with Li AD Pro and Li AD Max as well as SS Pro and SS Max, respectively. Li L7’s Air, Pro, and Max trims are priced at RMB319,800, RMB339,800, and RMB379,800, respectively, while Li L8 Air bears a retail price of RMB339,800.

In complement, Li L8 Pro and Li L8 Max launched in September 2022, are priced at RMB359,800 and RMB399,800 respectively. As such, Li L7 and Li L8 provided complete coverage of the RMB300,000 to RMB400,000 price range.

Owing to our product strength and comprehensive optimization of our organizational processes and operating capabilities, our three Li L series models, Li L7, Li L8 and Li L9, have garnered prodigious user recognition, becoming blockbuster models in their respective market segments. Li L7 and Li L8 have topped the large SUV sales chart since they commenced deliveries, while Li L9 remains the sales leader among full-size SUVs in China. Their stellar sales performance has driven continued market share gains, placing Li Auto among the top three NEV brands priced above RMB200,000 in China.

As always, user safety is paramount in our product design. According to the vehicle safety evaluation results released in April 2023 by the China Insurance Automotive Safety Index, Li L8 achieved a G rating, the highest safety rating, in occupant safety, pedestrian safety, and assistance safety. It also received a G rating in 25% frontal offset impact tests on both the driver and passenger sides.

In the same month, Li L9 achieved a five-star safety rating in the China New Car Assessment Program (“C-NCAP”) tests released by China Automotive Technology and Research Center Co., Ltd. Li L9 received a weighted score of 91.3%, currently the highest score among vehicles tested under the C-NCAP management protocol (2021 edition).

Supply Chain

As our business continues to expand, we have optimized our supply chain management strategies and enhanced our management processes, improving efficiency and facilitating synergistic collaborations. We maintain close, mutually beneficial relationships with supply chain partners while leveraging our in-house development and manufacturing capabilities for certain core components, thereby strengthening upstream cost management and supply risk control.

Direct Sales and Servicing Network

In the first half of 2023, we continued to expand and upgrade our direct sales and servicing network to augment our user outreach and sales conversion. While we continue to open retail stores in shopping malls, we have also increased the proportion of our retail stores located in automotive retail parks to cater to different users’ purchasing habits, further improving traffic acquisition and order conversion. Additionally, we further refined sales management by encouraging region-specific sales strategies and differentiated resource allocation, supporting healthy and robust sales growth. As of June 30, 2023, we had 331 retail stores in 127 cities, as well as 323 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Manufacturing

Our manufacturing base in Changzhou, China, currently produces our EREV models. To expand our production capacity and prepare for the launch of our BEVs, we are constructing our Beijing manufacturing base. Our smart manufacturing facilities feature digitalization and automation to precisely control the production process, ensuring product quality and production efficiency. They empower us to quickly ramp up production while maintaining superior quality. In June 2023, we achieved a new production milestone – our 400,000th vehicle rolled off the production line at our Changzhou manufacturing base.

Research and Development

We remain committed to investing in research and development across our products, platforms and systems to deliver exceptional product and service experiences to our users through smart and electrification technologies. Our goal is to enable the large-scale substitution of ICE vehicles and become a long-term leader in our industry.

In terms of intelligentization, we have made substantial progress in both autonomous driving and smart space technologies. On the autonomous driving side, our city NOA and commute NOA leverage large model technologies to navigate complex urban traffic scenarios without high-definition maps, with real-time human-like perception, planning, and controlling capabilities. We commenced test drives for city NOA and commute NOA in June 2023 and intend to launch the feature in 100 cities nationwide by the end of 2023. On the smart space side, we have built and are rapidly iterating a new generation of our multi-modal human-machine interaction technology system. These advancements will enhance our smart in-car voice assistant, Li Xiang Tong Xue’s abilities to interact, accelerating its continued evolution.

As for electrification, in the first half of 2023, we unveiled our 800-volt fast charging solution. It includes an 800-volt electric drive system based on third-generation silicon carbide power modules, batteries with 5C charging capabilities, an advanced, wide temperature range thermal management system, and a 5C super charging network. The 800-volt fast charging solution will enable our BEVs to achieve a driving range of 500 kilometers with just a 12-minute charge, offering an energy replenishment experience as efficient as ICE vehicle refueling.

Environmental, Social and Governance (ESG)

Sustainability has always been deeply embedded in our products, services, and corporate governance. On April 21, 2023, we published our 2022 ESG report, detailing our ESG strategies, practices, and performance in 2022. To learn more about our ESG efforts and download the full ESG report in simplified Chinese, traditional Chinese, or English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

The US ATM Offering

On June 28, 2022, we announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (the “ADSs”), each representing two Class A Ordinary Shares.

As of June 30, 2023, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the ATM Offering, raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with selling prices ranging from US$38.00 per ADS to US$39.63 per ADS and an average net selling price of US$38.86 per ADS. No ADSs were sold during the Reporting Period. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, we intend to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies, including technologies for BEVs, smart space, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of June 30, 2023, we have utilized all of the net proceeds for the purposes described above. To the extent that the net proceeds of the ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

Recent Developments After the Reporting Period

Delivery Update

In July 2023, we delivered 34,134 vehicles, representing an increase of 227.5% from July 2022. As of July 31, 2023, we had 337 retail stores covering 128 cities, in addition to 323 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Li L9 Pro

On August 3, 2023, we launched the Pro trim of Li L9 to cater to a wider range of family users. Li L9 Pro comes standard with the Li AD Pro autonomous driving system powered by a Horizon Robotics Journey 5 chip, and the SS Max+ smart space system. The retail price for Li L9 Pro is RMB429,800.

ATM Offering

As of the date of this announcement, the Company has sold 9,480,014 ADSs representing 18,960,028 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$368.3 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million, and certain other offering expenses.

Business Outlook

As we forge ahead along our parallel EREV and BEV development path, we will leverage our R&D capabilities across intelligentization and electrification to refine our product offerings while expanding our product portfolio. We plan to establish a model portfolio comprised of one super flagship vehicle, five EREVs, and five HPC BEVs by 2025, which will allow us to further enlarge our user base and enter new market segments.

We intend to unveil our super flagship 5C BEV model, Li MEGA, in the fourth quarter of 2023. We are confident that Li MEGA will become a blockbuster in the RMB500,000 and higher segment.

Meanwhile, we will continue to invest in our sales and servicing network upgrade and expansion while accelerating the deployment of our 5C super charging network to prepare for the launch of our 5C BEVs. With our plan for over 300 5C super charging stations in China by the end of 2023, we look forward to satisfying many more users with a fast and reliable charging experience.

As we advance our strategies to fuel business growth, we are confident of further expanding our market share in China’s RMB200,000 and higher NEV segment throughout 2023 and beyond.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months
	Ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues
Vehicle sales	17,792,221	46,299,260
Other sales and services	502,436	1,140,520
Total revenues	18,294,657	47,439,780
Cost of sales
Vehicle sales	(13,907,185)	(36,789,230)
Other sales and services	(345,317)	(585,166)
Total cost of sales	(14,252,502)	(37,374,396)
Gross profit	4,042,155	10,065,384
Research and development expenses	(2,905,606)	(4,277,897)
Selling, general and administrative expenses	(2,528,080)	(3,954,517)
Other operating income, net	–	198,103
Total operating expenses	(5,433,686)	(8,034,311)
(Loss) /Income from operations	(1,391,531)	2,031,073
Other (expense)/income:
Interest expense	(31,310)	(60,878)
Interest income and investment income, net	412,536	848,793
Others, net	384,398	505,779
(Loss)/Income before income tax expense	(625,907)	3,324,767
Income tax expense	(26,005)	(80,832)
Net (loss)/income	(651,912)	3,243,935
Less: Net (loss)/income attributable to noncontrolling interests	(23,080)	21,114
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	3,222,821
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	973,092	(93,202)
Total other comprehensive income/(loss)	973,092	(93,202)
Total comprehensive income	321,180	3,150,733
Less: Net (loss)/income attributable to noncontrolling interests	(23,080)	21,114
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	344,260	3,129,619

Revenue

Total revenue increased by 159.3% from RMB18.29 billion for the six months ended June 30, 2022 to RMB47.44 billion for the six months ended June 30, 2023.

Revenue from vehicle sales increased by 160.2% from RMB17.79 billion for the six months ended June 30, 2022 to RMB46.30 billion for the six months ended June 30, 2023, primarily attributable to the increase in vehicle deliveries.

Revenue from other sales and services increased by 127.0% from RMB502.4 million for the six months ended June 30, 2022 to RMB1.14 billion for the six months ended June 30, 2023, primarily attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of charging stalls, which is in line with higher vehicle deliveries.

Cost of Sales

Cost of sales increased by 162.2% from RMB14.25 billion for the six months ended June 30, 2022 to RMB37.37 billion for the six months ended June 30, 2023, primarily attributable to the increase in vehicle deliveries.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by 149.0% from RMB4.04 billion for the six months ended June 30, 2022 to RMB10.07 billion for the six months ended June 30, 2023. The decrease in gross margin from 22.1% for the six months ended June 30, 2022 to 21.2% for the six months ended June 30, 2023 was mainly driven by the decrease of vehicle margin.

Vehicle margin decreased from 21.8% for the six months ended June 30, 2022 to 20.5% for the six months ended June 30, 2023. Excluding the impact of Li ONE for the six months ended June 30, 2023, the vehicle margin remained stable between two periods.

Research and Development Expenses

Research and development expenses increased by 47.2% from RMB2.91 billion for the six months ended June 30, 2022 to RMB4.28 billion for the six months ended June 30, 2023, primarily driven by increased expenses to support our expanding product portfolios and technologies, as well as increased employee compensation as a result of our growing number of staff.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 56.4% from RMB2.53 billion for the six months ended June 30, 2022 to RMB3.95 billion for the six months ended June 30, 2023, primarily driven by increased employee compensation as a result of our growing number of staff, as well as increased rental expenses associated with the expansion of our sales and servicing network.

(Loss)/Income from Operations

As a result of the foregoing, income from operations was RMB2.03 billion for the six months ended June 30, 2023, compared with RMB1.39 billion loss from operations for the six months ended June 30, 2022.

Interest Income and Investment Income, Net

Interest income and investment income, net increased by 105.8% from RMB412.5 million for the six months ended June 30, 2022 to RMB848.8 million for the six months ended June 30, 2023, primarily attributable to an increase in cash position.

Net (Loss)/Income

As a result of the foregoing, net income was RMB3.24 billion for the six months ended June 30, 2023, compared with RMB651.9 million net loss for the six months ended June 30, 2022.

Liquidity and Source of Funding and Borrowing

During the six months ended June 30, 2023, we funded our cash requirements principally through cash generated from our operations. Our cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 26.2% from RMB58.45 billion as of December 31, 2022 to RMB73.77 billion as of June 30, 2023.

The following table sets out our cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net cash provided by operating activities	2,963,176	18,892,761
Net cash provided by investing activities	823,733	4,881,188
Net cash provided by/(used in) financing activities	1,929,846	(2,049,403)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	885,201	112,945
Net increase in cash, cash equivalents and restricted cash	6,601,956	21,837,491
Cash, cash equivalents and restricted cash at beginning of the period	30,493,064	40,418,158
Cash, cash equivalents and restricted cash at end of the period	37,095,020	62,255,649

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2023.

Pledge of Assets

As at June 30, 2023, we pledged a restricted deposit of RMB1.51 billion, compared with RMB1.94 billion as at December 31, 2022. We also secured certain manufacturing facilities and land use rights for borrowings as of June 30, 2023.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for significant investments or capital assets as at June 30, 2023.

Gearing Ratio

As at June 30, 2023, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 52.2% (as at December 31, 2022: 47.8%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2023.

Capital Commitment

As at June 30, 2023, capital commitment of the Company was RMB3.95 billion (as of December 31, 2022: RMB4.28 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

As of June 30, 2023, the Company had a total of 21,486 employees. The following table sets forth the total number of employees by function as of June 30, 2023:

As at
Function	June 30, 2023
Research and Development	5,344
Production	5,887
Sales and Marketing	8,274
General and Administrative	1,981
Total	21,486

We have also adopted the 2019 Share Incentive Plan (the “2019 Plan”), the 2020 Share Incentive Plan (the “2020 Plan”) and the 2021 Share Incentive Plan (the “2021 Plan”).

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Xiang Li (“Mr. Li”) performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. Our Board will also continue to regularly review and monitor other corporate governance practices to ensure compliance with the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Jiang Zhenyu, Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company’s independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2023. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the date of this announcement.

Events after the Reporting Period

There were no significant events that might affect the Company since June 30, 2023.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(c)
Revenues:
Vehicle sales		17,792,221	46,299,260	6,384,960
Other sales and services		502,436	1,140,520	157,285
Total revenues	5	18,294,657	47,439,780	6,542,245

Cost of sales:
Vehicle sales		(13,907,185)	(36,789,230)	(5,073,467)
Other sales and services		(345,317)	(585,166)	(80,698)
Total cost of sales		(14,252,502)	(37,374,396)	(5,154,165)

Gross profit		4,042,155	10,065,384	1,388,080
Operating expenses:
Research and development		(2,905,606)	(4,277,897)	(589,949)
Selling, general and administrative		(2,528,080)	(3,954,517)	(545,353)
Other operating income, net		–	198,103	27,320
Total operating expenses		(5,433,686)	(8,034,311)	(1,107,982)

(Loss)/Income from operations		(1,391,531)	2,031,073	280,098
Other (expense)/income:
Interest expense		(31,310)	(60,878)	(8,395)
Interest income and investment income, net		412,536	848,793	117,054
Others, net		384,398	505,779	69,750
(Loss)/Income before income tax expense		(625,907)	3,324,767	458,507
Income tax expense	7	(26,005)	(80,832)	(11,147)
Net (loss)/income		(651,912)	3,243,935	447,360
Less: Net (loss)/income attributable to noncontrolling interests		(23,080)	21,114	2,912

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(c)
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(628,832)	3,222,821	444,448

Weighted average number of ordinary shares used in computing net (loss)/earnings per share
Basic	6	1,930,269,050	1,959,868,447	1,959,868,447
Diluted	6	1,930,269,050	2,106,262,967	2,106,262,967

Net (loss)/earnings per share attributable to ordinary shareholders
Basic	6	(0.33)	1.64	0.23
Diluted	6	(0.33)	1.54	0.21

Net (loss)/income		(651,912)	3,243,935	447,360
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax		973,092	(93,202)	(12,853)

Total other comprehensive income/(loss)		973,092	(93,202)	(12,853)

Total comprehensive income		321,180	3,150,733	434,507
Less: Net (loss)/income attributable to noncontrolling interests		(23,080)	21,114	2,912

Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		344,260	3,129,619	431,595

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

15

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of
		December 31,	As of June 30,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(c)
Assets
Current assets:
Cash and cash equivalents		38,478,016	60,741,006	8,376,568
Restricted cash		1,940,142	1,514,643	208,879
Time deposits and short-term investments		18,031,395	11,513,001	1,587,715
Trade receivable	3	48,381	84,394	11,638
Inventories		6,804,693	5,659,293	780,452
Prepayments and other current assets		1,689,860	3,084,491	425,371

Total current assets		66,992,487	82,596,828	11,390,623

Non-current assets:
Long-term investments		1,484,491	777,446	107,215
Property, plant and equipment, net		11,187,898	13,013,624	1,794,661
Operating lease right-of-use assets, net		3,538,911	3,817,676	526,482
Intangible assets, net		832,620	840,008	115,842
Goodwill		5,484	5,484	756
Deferred tax assets		74,767	–	–
Other non-current assets		2,421,293	2,072,851	285,859

Total non-current assets		19,545,464	20,527,089	2,830,815

Total assets		86,537,951	103,123,917	14,221,438

Liabilities
Current liabilities:
Short-term borrowings		390,750	6,344,154	874,899
Trade and notes payable	4	20,024,329	31,269,120	4,312,209
Amounts due to related parties		7,190	6,741	930
Deferred revenue, current		569,234	1,125,700	155,241
Operating lease liabilities, current		696,454	813,495	112,186
Accruals and other current liabilities		5,684,644	7,186,468	991,057

Total current liabilities		27,372,601	46,745,678	6,446,522

16

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of
		December 31,	As of June 30,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(c)
Non-current liabilities:
Long-term borrowings		9,230,807	1,449,547	199,902
Deferred revenue, non-current		581,598	587,643	81,040
Operating lease liabilities, non-current		1,946,367	2,127,695	293,423
Deferred tax liabilities		77,809	45,512	6,276
Other non-current liabilities		2,142,462	2,924,365	403,288

Total non-current liabilities		13,979,043	7,134,762	983,929

Total liabilities		41,351,644	53,880,440	7,430,451

Total shareholders’ equity		45,186,307	49,243,477	6,790,987

Total liabilities and shareholders’ equity		86,537,951	103,123,917	14,221,438

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

17

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
			Note 2(c)
Net cash provided by operating activities	2,963,176	18,892,761	2,605,431
Net cash provided by investing activities	823,733	4,881,188	673,147
Net cash provided by/(used in) financing activities	1,929,846	(2,049,403)	(282,626)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	885,201	112,945	15,576

Net increase in cash, cash equivalents and restricted cash	6,601,956	21,837,491	3,011,528
Cash, cash equivalents and restricted cash at beginning of the period	30,493,064	40,418,158	5,573,919

Cash, cash equivalents and restricted cash at end of the period	37,095,020	62,255,649	8,585,447

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1	GENERAL INFORMATION

Li Auto was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

In preparation for the initial public offering and listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”), the Group underwent a reorganization (the “Reorganization”) to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group’s Business.

The Company’s shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2023 is presented in Renminbi and all values are rounded to the nearest thousand (RMB’000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the six months ended June 30, 2023 was approved on August 8, 2023.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. GAAP for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEX, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of December 31, 2022 and June 30, 2023, and its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(c)	Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

(d)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segment information is presented.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3	TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2022 and June 30, 2023, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2022	As of June 30, 2023
Within 3 months	35,065	70,651
Between 3 months and 6 months	41	455
Between 6 months and 1 year	1	14
More than 1 year	13,274	13,274
Total	48,381	84,394

4	TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2022	As of June 30, 2023
Trade payable for raw materials	15,410,150	24,699,813
Notes payable(i)	4,614,179	6,569,307
Total	20,024,329	31,269,120

(i)	Certain banks offer supply chain financing channels to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program.

An aging analysis of the trade payable as at December 31, 2022 and June 30, 2023, based on the recognition date, is as follows:

	As of December 31, 2022	As of June 30, 2023
Within 3 months	19,806,395	30,329,095
Between 3 months and 6 months	124,122	580,533
Between 6 months and 1 year	31,051	294,556
More than 1 year	62,761	64,936
Total	20,024,329	31,269,120

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5	REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the six months ended June 30,
	2022	2023
Vehicle sales	17,792,221	46,299,260
Other sales and services	502,436	1,140,520
Total	18,294,657	47,439,780

Revenue by timing of recognition is analyzed as follows:

	For the six months ended June 30,
	2022	2023
Revenue recognized at a point in time	18,223,658	47,349,758
Including: Vehicle sales	17,792,221	46,299,260
Other sales and services	431,437	1,050,498
Revenue recognized over time	70,999	90,022
Total	18,294,657	47,439,780

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include  (i) sales and installment of charging stalls, (ii) sales of goods from online store, (iii) sales of accessories, (iv) one time maintenance services, (v) commission service fee and (vi) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6	(LOSS)/EARNINGS PER SHARE

Basic net (loss)/earnings per share and diluted net (loss)/earnings per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2022 and 2023 as follows:

	For the six months ended June 30,
	2022	2023
Numerator:
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	3,222,821
Dilution effect on net (loss)/income arising from convertible debts	–	16,045
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net (loss)/earnings per share	(628,832)	3,238,866

Denominator:
Weighted average ordinary shares outstanding – basic	1,930,269,050	1,959,868,447
Effects of dilutive securities
Options and RSUs	–	85,533,415
Convertible debts	–	60,861,105
Weighted average ordinary shares outstanding – diluted	1,930,269,050	2,106,262,967

Basic net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	1.64
Diluted net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	1.54

For the six months ended June 30, 2022 and 2023, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. For the six months ended June 30, 2022, 86,223,898 options and RSUs on a weighted average basis and 60,861,105 convertible debt issued (shares subject to conversion) were anti-dilutive and excluded from the calculation of diluted loss per share.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7	TAXATION

(a)	Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

One of the Group’s subsidiaries is subject to 13% VAT for software research and development and relevant services. Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”) is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the six months ended June 30, 2022 and 2023, RMB170,958 and RMB282,072 of VAT refunds were received and were recorded as Others, net.

(b)	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ Information Technology Co., Ltd. (or “Beijing CHJ”) is qualified as a “high and new technology enterprise” under the EIT Law and eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25% as of June 30, 2023.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

According to relevant laws and regulations promulgated by the State Administration of Tax (“STA”) of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “Super R&D Deduction”). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Composition of income tax expense for the periods presented is as follows:

	For the six months ended June 30,
	2022	2023
Current income tax expense	49,054	49,538
Deferred income tax (benefit)/expense	(23,049)	31,294
Total	26,005	80,832

Due to certain of the Group’s subsidiaries in the PRC were exempted from corporate income tax for 2023, as well as the Super R&D deduction and the utilization of prior net operating loss, the estimated effective tax rate for 2023 was lower than the statutory rate of 25% in PRC.

For the six months ended June 30, 2023, deferred income tax expense reflects the utilization of prior recognized deferred tax assets.

8	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2022 and 2023.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The interim report for the six months ended June 30, 2023 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board
Li Auto Inc. Xiang Li
Chairman

Hong Kong, August 8, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.